Exhibit 99.1

Richmont Reports Strong Second Quarter Results from Island Gold; Consolidated Results On-Track for the Upper End of Production Guidance and Lower End of Cash Cost Guidance

TORONTO, Ontario, Canada, July 12, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), reports that the Island Gold Mine delivered another strong quarter of operational results that contributed to second quarter consolidated production of 23,320 gold ounces at cash costs of $903 per ounce (US$701 per ounce). (All amounts are in Canadian dollars unless otherwise indicated).

HIGHLIGHTS FOR THE SECOND QUARTER

  The Island Gold Mine produced 18,617 ounces of gold, a 24% increase over the prior year period. Company-wide production was 23,320 ounces for the quarter, an 11% decrease over the prior year period, mainly as a result of the depletion of the Monique stockpile earlier this year.

  The Island Gold Mine reported record underground and milling productivity of 911 and 878 tonnes per day, respectively.

  Cash costs1 for the Island Gold Mine were $766 per ounce (US$595 per ounce), a significant 20% decrease over the prior year period and well below current guidance estimates. Company-wide cash costs for the quarter were $903 per ounce (US$701 per ounce), a decrease of 7% over the prior year period and below current guidance estimates.

  Revenues for the quarter were $40.6 million (US$31.5 million), at an average realized gold price of $1,628 per ounce (US$1,263 per ounce).

  Richmont ended the quarter with a cash balance of $96 million (US$74 million) that includes net proceeds of $29 million (US$23 million) related to a bought-deal prospectus financing that was completed on June 7, 2016.

“The Island Gold Mine has delivered another solid quarter with record productivity from both the underground mine and the mill facility and we remain well positioned to achieve the upper end of production guidance and the lower end of our cost guidance. It is noteworthy that while wider zones were mined during the quarter, which had a negative impact on maximizing overall grade, Island Gold continued to have a positive reconciliation on mined grade versus reserve grade, demonstrating the quality of the deposit. Going forward we will continue to optimize our mining practices, maximizing reserve recovery while operating within the optimal grade profile.” stated Renaud Adams, CEO. He continued, “At the Beaufor Mine we expect that stope mining will begin in the higher-grade Q Zone in the third quarter and we remain confident that this asset will be net free cash flow positive for the full year. With our strong cash position and growing cash flow stream, we are well positioned to fully fund the accelerated development program and the Phase 2 exploration program at our cornerstone Island Gold Mine.”

[1] Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.

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SECOND QUARTER OPERATIONAL HIGHLIGHTS

Second quarter operational highlights for the Island Gold and Beaufor Mines are provided in the tables below:

Production Highlights

		Q2 15	Q3 15	Q4 15		Q1 16		Q2 16	H1 2016	2016 Guidance
Gold Produced (oz)
	Island Gold Mine	14,997	15,076	14,203	(1)	26,589		18,617	45,206	62,000-67,000
	Beaufor Mine	7,082	5,714	5,652		4,615		4,703	9,318	25,000-30,000
	Monique Mine	4,235	2,688	2,525		1,165	(2)	-	1,165	-
Total Produced (oz)		26,314	23,478	22,380		32,369		23,320	55,689	87,000-97,000
(1)	Q4 2015 production includes a 3 week underground mine shutdown.
(2)	Processing of the remaining stockpile pad at the depleted Monique Mine was completed at the end of January 2016.

Cash Cost Highlights

	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16	H1 2016	2016 Guidance(2)
Cash Costs ($)(1)
Island Gold Mine	$954	$890	$1,026	$674	$766	$714	$900-$960
Beaufor Mine	$1,062	$974	$1,084	$1,398	$1,486	$1,441	$1,000-$1,060
Monique Mine	$914	$1,005	$977	$1,185	-	$1,185	-
Total Cash Costs ($)(1)	$974	$926	$1,034	$806	$903	$848	$930-$1,000
Cash Costs (US$)(1)
Island Gold Mine	$776	$680	$768	$491	$595	$537	$660-$705
Beaufor Mine	$864	$744	$812	$1,018	$1,154	$1,083	$735-$780
Monique Mine	$743	$768	$731	$863	-	$891	-
Total Cash Costs (US$)(1)	$792	$707	$774	$587	$701	$637	$680-$730
(1)	Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.
(2)	2016 guidance assumes a foreign exchange rate of 1.364 Canadian dollar to the US dollar.

Operational Highlights

	Q1 15		Q2 15	Q3 15	Q4 15		Q1 16	Q2 16
	Island Gold Mine
Underground tpd	552		759	669	657	(1)	853	911
Mill tpd	487		787	722	656	(2)	834	878
Mill head grade (g/t)	7.87		6.73	7.27	7.62		11.31	7.51
Recoveries (%)	97.2		96.8	97.1	96.0		96.3	96.5
	Beaufor Mine
Underground tpd	367		360	338	306		323	286
Mill head grade (g/t)	8.44	(3)	6.05	5.93	6.30		4.96	5.27
Recoveries (%)	98.6		98.6	98.6	98.4		98.7	98.1
(1)			Fourth quarter underground productivity includes a 3 week mine shutdown.
(2)			Fourth quarter mill productivity includes a 2 week mill shutdown.
(3)			Production includes 1,624 ounces from the milling of slag accumulated at the Camflo Mill.

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Island Gold Second Quarter Highlights

  The Island Gold Mine produced 18,617 ounces of gold (20,147 ounces sold), an increase of 24% over the same period in 2015. As previously disclosed, the mine plan for the quarter was focused in lower- grade areas of the mine where ore development activities primarily occurred in the lower grade extensions of the second mining horizon. Overall, the operation reported a higher than planned mined grade of 7.51 g/t. The forward looking 2016 mine plan continues to forecast development and stope mining at grades of between 7.0 and 7.5 g/t gold, using the December 2015 resource model capped at 95 g/t gold.

  Underground productivity averaged a record 911 tonnes per day and mill processing averaged record productivity of 878 tonnes per day. The higher underground productivity and grade realized in the quarter were primarily the result of a positive reconciliation (mined vs. reserves) of 19%, comprised of 8% on tonnes and 10% on grade. As compared to Q1 2016, there was a negative impact on mined grades as a result of mining wider zones as compared to reserves. It is expected that over the coming quarters drilling patterns will continue to be evaluated to best optimize grade and tonnage profiles.

  The ratio of higher cost development ore versus stope ore was 48% for the quarter, as compared to a planned 40%.

  The development of the main ramp continued and reached a vertical depth of 800 metres at the end of the quarter. It is expected that the ramp development will reach the bottom of the third mining horizon at the 860 metre level by the end of the year.

  Cash costs for the quarter were $766 per ounce (US$595 per ounce), well below guidance estimates and a significant 20% decrease over the prior year period.

  As previously disclosed, a 3-week mill electrical upgrade to support potential expansion opportunities is scheduled to begin in late July 2016.

  A final update on the Phase 1 exploration drilling program was recently issued, which demonstrates the potential to grow production and increase mine life both laterally above the 860 metre level, as well as in the vertical extension below the 1,000 metre level. The success of the Phase 1 program supported the launch of an aggressive 18 to 24 month Phase 2 exploration program of up to 142,000 metres of drilling.

Beaufor Second Quarter Highlights

  Production for the quarter was 4,703 ounces (4,741 ounces sold), a 34% decrease over the prior year period, primarily as a result of lower than expected grades mined in secondary Zones M-MF and 12.

  Development of the higher-grade Q Zone advanced during the quarter with stope mining planned for the third quarter, which should contribute to increased grade and ounces produced in the second half of the year.

  Cash costs for the quarter were $1,486 per ounce (US$1,154 per ounce), a 40% increase over the prior year period and 6% higher than the prior quarter. Cash costs are expected to decrease as stope mining in the higher grade Q Zone begins in the third quarter.

  Underground productivity at the Beaufor Mine averaged 286 tonnes per day, modestly lower than planned levels.

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Corporate Highlights

  On June 7, 2016, Richmont announced the completion of a bought-deal prospectus offering (the “Offering”). Pursuant to the Offering, the Corporation issued 2,990,000 common shares (the “Common Shares”) at a price of $10.40 per Common Share for gross proceeds of approximately $31 million that included 390,000 common shares issued pursuant to the exercise in full of the underwriter’s over- allotment option.

  Effective Friday, June 17, 2016 Richmont was added to the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index.

Upcoming News

  Q2 2016 Financial Results and Conference Call (August 8, 2016)

  Phase 2 exploration update (September 2016)

  Updated Preliminary Economic Assessment and Technical Session (Q4 2016)

Non-International Financial Reporting Standards (“IFRS”) Performance Measures

In this press release, the term "cash costs per ounce” is used, which is a non-IFRS performance measure, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. "Cash costs per ounce" is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures and exploration and project evaluation costs.

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

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Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

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